                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.    )*

                           Digital Sound Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                (CUSIP Number)

                            Robert A Eshelman, Esq.
                   General Counsel, Finance & Administration
                             Microsoft Corporation
                               One Microsoft Way
                        Redmond, Washington 98052-6399
                                (425) 882-8080


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 19, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
--------------------------------------------------------------------------------------------------
CUSIP No.:
--------------------------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON                                     MICROSOFT CORPORATION
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            91-1144442
--------------------------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------------------------
4  SOURCE OF FUNDS                                              WC
--------------------------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                 [ ]
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION                         STATE OF WASHINGTON
--------------------------------------------------------------------------------------------------
        NUMBER OF SHARES      |   7  SOLE VOTING POWER          6,666,670
          BENEFICIALLY        |-------------------------------------------------------------------
            OWNED BY          |   8  SHARED VOTING POWER        -0-
              EACH            |-------------------------------------------------------------------
            REPORTING         |   9  SOLE DISPOSITIVE POWER     6,666,670
             PERSON           |-------------------------------------------------------------------
              WITH            |  10  SHARED DISPOSITIVE POWER   -0-
--------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                 6,666,670
    REPORTING PERSON
--------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [ ]
    EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          32.4%
--------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                    CO
--------------------------------------------------------------------------------------------------

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Item 1.  Security and Issuer
         -------------------

     This statement relates to the Common Stock, no par value (the "Common Stock"), of Digital Sound Corporation (the "Issuer"). Microsoft Corporation ("Microsoft") has purchased securities which are directly and indirectly convertible into the Common Stock within 60 days.

     The principal executive offices of the Issuer are located at 6307 Carpinteria Avenue, Carpinteria, California 93013.

Item 2.  Identity and Background
         -----------------------

     This statement is being filed by Microsoft, which is a corporation organized under the laws of the State of Washington. It conducts its principal business operations in Redmond, Washington at One Microsoft Way, Redmond, Washington 98052-6399.

      Microsoft develops, manufactures, markets, licenses, and supports a wide range of software products, including operating systems for personal computers, workstations, and servers; business and consumer programs for productivity, reference, education, and entertainment; and software development tools. Microsoft also offers an online service and markets personal computer books and hardware, and is engaged in the research and potential development of advanced technology software products.

     Microsoft has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Microsoft purchased a total of 446,250 shares of Series B Convertible Preferred Stock (the "Preferred Stock") for a price of $3,346,875.00 and $1,653,127.50 principal amount of Convertible Promissory Notes (the "Promissory Notes"). Microsoft effectuated this purchase via a Preferred Stock Purchase Agreement (the "Agreement") between Microsoft and the Issuer dated December 19, 1997. Each share of the Preferred Stock is convertible into 10 shares of the Common Stock. Each $7.50 of the principal amount of the Promissory Notes is convertible into one share of the Preferred Stock.

     The source of Microsoft's consideration under the Agreement was Microsoft's working capital. Microsoft did not purchase any of the Preferred Stock and the Promissory Notes with borrowed funds.

Item 4.  Purpose of Transaction
         ----------------------

     Microsoft acquired the Preferred Stock and the Promissory Notes, and will acquire the Common Stock, as an investment. Upon acquisition and in compliance with the federal securities laws, Microsoft may sell the Common Stock from time to time in the open market, subject to registration, or in privately negotiated transactions, and may also enter into short sales or other hedging transactions with broker-dealers or other financial institutions.

     Except as set forth in this Item 4, Microsoft has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other

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actions which may impede the acquisition of control of the Issuer by any person;
(viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to those enumerated above.

     Microsoft reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     On December 19, 1997, Microsoft and the Issuer entered into the Agreement, whereby Microsoft purchased a total of 446,250 shares of the Preferred Stock for a price of $3,346,875.00 and $1,653,127.50 principal amount of the Promissory Notes. Each share of the Preferred Stock is convertible into 10 shares of the Common Stock. Each $7.50 of the principal amount of the Promissory Notes is convertible into one share of the Preferred Stock. Due to this direct and indirect convertibility of the Preferred Stock and the Promissory Notes, respectively, Microsoft is deemed to presently be the beneficial owner of shares of the Common Stock pursuant to Exchange Act Rule 13d-3(d)(1)(i)(B). Microsoft's beneficial ownership of the Common Stock represents approximately 32.4% of the Issuer's outstanding Common Stock and 11.5% of the Issuer's outstanding Common Stock on a fully diluted basis.

     Upon conversion, Microsoft will have sole voting power and sole dispositive power over the Common Stock that it holds. Microsoft has not been a party to any transaction in the Preferred Stock, the Promissory Note or the Common Stock, other than the Agreement, in the last 60 days. Microsoft knows of no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock, the Promissory Notes or the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

     On December 19, 1997, Microsoft and the Issuer entered into the Agreement, whereby Microsoft purchased a total of 446,250 shares of the Preferred Stock for a price of $3,346,875.00 and $1,653,127.50 principal amount of the Promissory Notes (see Item 5). Other than the Agreement, Microsoft has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Preferred Stock, the Promissory Notes or the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

     None.

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                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                          MICROSOFT CORPORATION

                                          By  /s/ Robert A. Eshelman
                                              ----------------------
                                                    Signature


December 29, 1997

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